Exhibit 3.1

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ISLE OF CAPRI CASINOS, INC.

FIRST: The name of the corporation is Isle of Capri Casinos, Inc. (hereinafter referred to as the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (hereinafter referred to as the “GCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, par value $0.001 per share.

FIFTH: The directors shall have power to adopt, amend or repeal Bylaws of the Corporation, except as may otherwise be provided in the Bylaws of the Corporation.

SIXTH: (a) The Corporation shall indemnify each former or current officer or director of the Corporation and each person who serves or may have served at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise from any liability incurred as a result of such service to the fullest extent permitted by the GCL as it may from time to time be amended, except with respect to an action commenced by such director or officer against the Corporation or by such director or officer as a derivative action by or in the right of the Corporation. The indemnification and advancement of expenses provided by, or granted pursuant to, this Certificate of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Certificate of Incorporation shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(b) Expenses (including attorneys’ fees) incurred by each person entitled to indemnification pursuant to the foregoing paragraph (a) (each, an “Indemnified Party”) in a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided that if an Indemnified Party is advanced such expenses and it is later determined that such Indemnified Party was not entitled to indemnification with respect to such action, suit or proceeding, then such Indemnified Party shall reimburse the Corporation for such advances.

(c) No amendment, modification or deletion of this Article SIXTH shall apply to or have any effect on the right of any Indemnified Party to indemnification for or with respect to any acts or omissions of such Indemnified Party occurring prior to such amendment, modification or deletion.

SEVENTH: Elections of directors need not be by written ballot, except as may otherwise be provided in the Bylaws of the Corporation.